UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934

PHILLIPS EDISON & COMPANY, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

71844V201
 (CUSIP Number)

Jeffrey S. Edison
11501 Northlake Drive
Cincinnati, Ohio 45249
Telephone: (513) 554-1110
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 15, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Jeffrey S. Edison

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,059,483 (1)

	8	SHARED VOTING POWER
3,741,237 (2)

	9	SOLE DISPOSITIVE POWER
4,059,483 (1)

	10	SHARED DISPOSITIVE POWER
3,741,237 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,800,720 (3)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.6% (4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Represents (i) 99,510 shares of Class B Common Stock, which automatically convert to Common Stock on January 15, 2022, (ii) 50,000 shares of Common Stock purchased in the Issuer’s registered underwritten public offering, which closed on July 19, 2021 (“IPO”), that are subject to a 180 day lockup, and (iii) 3,832,618 common operating partnership units (“OP Units”) of Phillips Edison Grocery Center Operating Partnership I, L.P., (“PECO OP”). Includes 77,355 shares of our Class B Common Stock held by Phillips Edison Limited Partnership (“PELP”), as to which the Reporting Person has voting and dispositive power. The OP Units are exchangeable for cash or, at the election of PECO OP, shares of the Common Stock on a one-to-one basis
(2) Represents 12,089 shares of Class B Common Stock, which automatically convert to Common Stock on January 15, 2022 and 3,729,148 OP Units, as follows (i) 12,089 shares of Class B Common Stock and 1,030,857 OP Units held by Edison Properties LLC, as to which the Reporting Person has shared voting and dispositive power, (ii) 251,692 OP Units held by Old 97, Inc., as to which the Reporting Person has shared voting and dispositive power, (iii) 17,056 OP Units held by a trust, of which the Reporting Person’s wife is the trustee and a beneficiary, (iv) 2,037,607 OP Units held by a trust, of which the Reporting Person’s wife is the trustee and their descendants are beneficiaries, and (v) 391,936 OP Units held by a trust, of which the Reporting Person is a co-trustee and beneficiary.
(3) Represents an aggregate of 188,954 shares of Class B Common Stock, which automatically convert to Common Stock on January 15, 2022, 50,000 shares of Common Stock, and 7,561,766 OP Units. Does not include 196,162 unvested time-based OP Units or 26,351 unvested time-based restricted stock units (“RSUs”) representing underlying shares of Common Stock, in each case which were issued to the Reporting Person under the Issuer’s long term incentive plan, as they do not vest within 60 days of July 15, 2021.  Except for the securities held directly by the Reporting Person, the Reporting Person disclaims beneficial ownership of the remaining securities except to the extent of his pecuniary interest therein
(4) Based on 111,106,592 shares of Common Stock and Class B Common Stock combined outstanding on July 19, 2021, as reported in the Issuer’s prospectus pursuant to Rule 424(b)(4) filed with the Securities and Exchange Commission (“SEC”) on July 16, 2021, and the 7,561,766 OP Units held by the Reporting Person.

Item 1.	Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”), and the Class B common stock, par value $0.01 per share (“Class B Common Stock”), of Phillips Edison & Company, Inc., a Maryland corporation and real estate investment trust (the “Issuer”). The address of the principal executive offices of the Issuer is 11501 Northlake Drive, Cincinnati, Ohio 45249.

Item 2.	Identity and Background.

(a)          This Schedule 13D is filed by Jeffrey S. Edison (the “Reporting Person”).

(b)          The business address of the Reporting Person is 11501 Northlake Drive, Cincinnati, Ohio 45249.

(c)          The Reporting Person’s principal occupation is Chairman of the Board of Directors and Chief Executive Officer of the Issuer.

(d)          During the last five years, the Reporting Person has not been convicted in a criminal proceeding

(e)          During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           The Reporting Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The information set forth in Item 4, Item 5 and Item 6 are hereby incorporated by reference in its entirety.

The Reporting Person held the securities listed herein, as of the effective date of the Issuer’s Registration Statement on Form S-11/A filed with the SEC on July 7, 2021, with the exception of 50,000 shares of Common Stock purchased by the Reporting Person from the underwriters at $28.00 per share in the IPO.  The Reporting Person acquired his securities largely in October 2017 as described below, which description does not give effect to the one-for-three reverse stock split that occurred on July 2, 2021.

On October 4, 2017, pursuant to the closing (the “Contribution Closing”) of that certain Contribution Agreement (the “Contribution Agreement”) by and among the issuer (the “Issuer”), its operating partnership subsidiary, PECO  OP, the entities named on Exhibit A therein (the “Contributors”), and the Reporting Person, as the representative of the Contributors, the Contributors contributed to PECO I OP all of the issued and outstanding equity interests of certain of the Contributors’ subsidiaries identified on Exhibit B of the Contribution Agreement (collectively the “Contributed Companies”), in exchange for which (i) PECO I OP issued the Contributors approximately 39.4 million OP Units, plus cash and the contingent right to receive up to approximately 12.5 million OP Units if certain milestones are achieved as set forth in the Contribution Agreement (the “PELP Transaction”).

At the Contribution Closing, 17,753,300 OP Units were distributed by the Contributors to the Reporting Person and his affiliated entities.  The OP Units are exchangeable for cash or, at the option of PECO I OP, shares of the Issuer’s Common Stock on a one-to-one basis. The Contribution Agreement valued each OP Unit at $10.20 per unit.

Prior to the Contribution Closing, the Issuer paid to one of the Contributors, as partial consideration for asset management services, restricted profits interest units designated as Class B units. At issuance, the Class B units were subject to vesting, and did not have full parity with OP Units with respect to liquidating distributions, but upon the occurrence of certain events described in PECO I OP’s partnership agreement, could over time achieve full parity with the OP Units for all purposes. Upon vesting and achieving full parity with OP Units, the Class B units convert into an equal number of OP Units. At the Contribution Closing, approximately 4.8 million Class B units held by PELP vested and converted into OP Units, of which 1,724,577 OP Units were distributed to the Reporting Person at the Contribution Closing.

After the Contribution Closing, 2,859,746 OP Units were distributed to the Reporting Person as a result of escrowed closing proceeds being released to the Contributors.

Subsequent to the PELP Transaction, the Reporting Person acquired 26,351 shares of Common Stock, 55,676 Class B Units and 300,915 OP Units as compensation for services as Chief Executive Officer of the Issuer. In November 2018, the Reporting Person received 104,267 shares of Common Stock (68,000 of which were received by Edison Properties LLC) in connection with the Issuer's acquisition of Phillips Edison Grocery Center REIT II, Inc. In November 2019, the Reporting Person received 207,724 shares of Common Stock (69,085 of which were received by Phillips Edison Limited Partnership) in connection with the Issuer's acquisition of Phillips Edison Grocery Center REIT III, Inc.

Effective as of July 2, 2021, the Issuer effected a one-for-three reverse stock split of its outstanding shares of Common Stock, and PECO OP effected a corresponding one-for-three reverse stock split of its outstanding OP Units and Class B Units.  Following the reverse stock splits, The Issuer effected a reclassification of its Common Stock, pursuant to which each share of Common Stock outstanding became one share of a newly created class of Class B common stock. The Class B common stock is identical to the Common Stock, except that the Class B Common Stock is not listed for trading on any a national securities exchange.  On January 15, 2022, each outstanding share of Class B Common Stock will automatically, and without any stockholder action, convert into one share of the Issuer’s listed Common Stock.

On July 19, 2021, the Reporting Person purchased 50,000 shares of Common Stock from the underwriters in the IPO at $28 per share. The source for the purchase price was the Reporting Person’s private funds.

Item 4.	Purpose of Transaction.

The information set forth in Item 3, Item 5 and Item 6 are hereby incorporated by reference in its entirety.

The Reporting Person acquired the securities of the Issuer for investment purposes. The Reporting Person may purchase additional securities or dispose of securities in varying amounts and at varying times depending upon the Reporting Person’s continuing assessments of pertinent factors, including the availability of shares of Common Stock or other securities for purchase at particular price levels, the business prospects of the Issuer, other business investment opportunities, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the board of directors (the “Board”) and management of the Issuer, the availability and nature of opportunities to dispose of shares of the Issuer and other plans and requirements of the particular entities. The Reporting Person may discuss items of mutual interest with the Issuer, which could include items in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Depending upon assessments of the above factors, the Reporting Person may change his present intentions as stated above and he may assess whether to make suggestions to the management of the Issuer regarding financings, and whether to acquire additional securities of the Issuer, including shares of Common Stock (by means of open market purchases, privately negotiated purchases, or otherwise) or to dispose of some or all of the securities of the Issuer, including shares of Common Stock or OP Units, under his control. The Reporting Person may seek to acquire other securities of the Issuer, including other equity, debt, notes or other financial instruments related to the Issuer or the Common Stock or OP Units (which may include rights or securities exercisable or convertible into securities of the Issuer), and/or sell or otherwise dispose of some or all of such Issuer securities or financial instruments (which may include distributing some or all of such securities to such Reporting Person’s respective partners or beneficiaries, as applicable) from time to time, in each case, in open market or private transactions, block sales or otherwise. Any transaction that the Reporting Person may pursue may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Issuer’s securities or other financial instruments, the Reporting Person’s trading and investment strategies, subsequent developments affecting the Issuer, the Issuer’s business and the Issuer’s prospects, other investment and business opportunities available to such Reporting Person, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by such Reporting Person.

The Reporting Person intends to review his investment in the Issuer on an ongoing basis and, in the course of their review, may take actions with respect to his investment or the Issuer, including communicating from time to time with the Board, members of management, other securityholders of the Issuer, or other third parties, advisors, such as legal, financial, regulatory, or other advisors, to assist in the review and evaluation of strategic alternatives. Such discussions and other actions may relate to various alternative courses of action, including, without limitation, those related to an extraordinary corporate transaction (including, but not limited to a merger, reorganization or liquidation) involving the Issuer or any of its subsidiaries; a sale or transfer of a material portion of the assets of the Issuer or any of its subsidiaries or the acquisition of material assets; the formation of joint ventures or other strategic alliances with the Issuer or any of its subsidiaries; changes in the present business, operations, strategy, future plans or prospects of the Issuer, financial or governance matters; changes to the Board or management of the Issuer; changes to the capitalization, ownership structure, dividend policy, business or corporate structure or governance documents of the Issuer; de-listing or de-registration of the Issuer’s securities; or any action similar to the foregoing. Such discussions and actions may be exploratory in nature, and not rise to the level of a plan or proposal.

The Reporting Person serves as Chairman of the Board and Chief Executive Officer, and in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as described in this Schedule 13D, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Person, at any time and from time to time, may review, reconsider and change their position and/or change his purpose and/or develop such plans and may seek to influence management of the Issuer or the Board with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

Item 5.	Interest in Securities of the Issuer.

(a)          The Reporting Person is deemed to beneficially own an aggregate of 7,800,720 shares of Common Stock, as follows (i) 188,954 shares of Class B Common Stock, which automatically convert to Common Stock on January 15, 2022, (ii) 50,000 shares of Common Stock, and (iii) 7,561,766 OP Units, which represents beneficial ownership of approximately 6.6% of the Common Stock and Class B Common Stock combined.  The Reporting Person’s percentage ownership is based on 111,106,592 shares of Common Stock and Class B Common Stock combined outstanding , as reported in the Issuer’s prospectus pursuant to rule 424(b)(4) filed with the SEC on July 16, 2021, and the 7,561,766 OP Units held by the Reporting Person.

The OP Units are exchangeable for cash or, at the election of PECO OP, shares of the Common Stock on a one-to-one basis.  Does not include 196,162 unvested time-based OP Units or 26,351 unvested time-based RSUs, in each case which were issued to the Reporting Person under the Issuer’s long term incentive plan, as they do not vest within 60 days of July 15, 2021.

(b)          The Reporting Person has sole power to vote and dispose of 4,059,483 securities, which is comprised of 99,510 shares of Class B Common Stock, 50,000 shares of Common Stock purchased in the Issuer’s IPO that are subject to a 180 day lockup and 3,832,618 OP Units, of which 77,355 shares of Class B Common Stock are held by PELP, as to which the Reporting Person has voting and dispositive power.

The Reporting Person has shared power to vote and dispose of 3,741,237 securities, which is comprised of 12,089 shares of Class B Common Stock and 3,729,148 OP Units, of which (i) 12,089 shares of Common Stock and 1,030,857 OP Units held by Edison Properties LLC, as to which the Reporting Person has shared voting and dispositive power, (ii) 251,692 OP Units held by Old 97, Inc., as to which the Reporting Person has shared voting and dispositive power, (iii) 17,056 OP Units held by a trust, of which the Reporting Person’s wife is the trustee and a beneficiary, (iv) 2,037,607 OP Units held by a trust, of which the Reporting Person’s wife is the trustee and their descendants are beneficiaries, and (v) 391,936 OP Units held by a trust, of which the Reporting Person is a co-trustee and beneficiary.

Except for the securities held directly by the Reporting Person, the Reporting Person disclaims beneficial ownership of the remaining securities except to the extent of his pecuniary interest therein.

(c)          During the 60 days prior to July 19, 2021, the Reporting Person (i) purchased 50,000 shares of Common Stock from the underwriters in the IPO at a purchase price of $28 per share, and (ii) was granted 99,153 Class B Units by the Issuer under its long term incentive plan, which represent limited partnership interests in PECO OP. At issuance, the Class B Units are subject to vesting and do not have full parity with the OP Units with respect to liquidating distributions, but upon the occurrence of certain events described in PECO OP’s partnership agreement, could over time achieve full parity with the OP Units for all purposes. Upon vesting and achieving full parity with OP Units, the Class B Units would convert into an equal number of OP Units.

Effective as of July 2, 2021, all of the issued and outstanding shares of Common Stock beneficially then owned by the Reporting Person were automatically reclassified into shares of Class B Common Stock, on a one-for-one basis.  The Class B Common Stock is not listed on any securities exchange and will automatically be reclassified to Common Stock, on a one-for-one basis on January 15, 2022.

(d)          Except as described herein with respect to indirect holdings by the Reporting Person, the Reporting Person does not know of any other person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of any of the securities described herein.

(e)          Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 3, Item 4 and Item 5 is hereby incorporated by reference in its entirety.

Equity Holder Agreement - The Reporting Person is a party to an Equity Holder Agreement (the “Equity Holder Agreement”) entered into as of October 4, 2017, by and among Phillips Edison Grocery Center REIT I, Inc., a Maryland corporation, Phillips Edison Grocery Center Operating Partnership I, L.P., a Delaware limited partnership, and each of the individuals signatory thereto. Among other things, the Equity Holder Agreement provides if the shares of Common Stock are listed on a national securities exchange and a Form S-3 is filed, each named equity holder will have the opportunity to be named as a selling securityholder and to register their shares of Common Stock held (or received upon the exchange of OP Units), subject to certain exceptions.

Contribution Agreement—The PELP Transaction Contribution Agreement, as amended, establishes an earn-out structure by which the contributors, including the Reporting Person, have the right to receive an aggregate of between a minimum of 1,000,000 and a maximum of 1,666,667 OP Units as contingent consideration if a liquidity event, including the approval and listing for trading of our common stock on any national securities exchange, is successfully achieved by the Issuer by December 31, 2021. Given the listing of the Common Stock on the Nasdaq Global Select Market on July 15, 2021, the Reporting Person is expected to receive 47.2% of the OP Units awarded. The number of OP Units awarded will vary based on the highest volume weighted average price per share of the Common Stock over any 30-consecutive-trading-day period during the 180 days after the approval and listing for trading of Common Stock on a national securities exchange.

The description of these agreements does not purport to be complete and is subject to and qualified in its entirety by reference to the actual agreement, the terms of which are incorporated herein by reference.

Item 7.	Material to be filed as Exhibits.

Exhibit No.	Description

(1)
Equity Holder Agreement dated October 4, 2017 by and among Phillips Edison Grocery Center REIT I, Inc. Phillips Edison Grocery Center Operating Partnership I, L.P. and each Protected Partner identified as a signatory on Schedule I, as amended from time to time (as incorporated herein by reference to Exhibit 2.2 to the Form 8-K dated October 11, 2017).

(2)
Contribution Agreement dated May 18, 2017 by and among Phillips Edison Grocery Center REIT I, Inc, Phillips Edison Grocery Center Operating Partnership I, L.P., the entities named on Exhibit A therein, and the Reporting Person (as incorporated herein by reference to Exhibit 2.1 to the Form 8-K dated May 23, 2017).

(3)
Amendment to Contribution Agreement by and among Phillips Edison Grocery Center REIT I, Inc, Phillips Edison Grocery Center Operating Partnership I, L.P., the entities named on Exhibit A therein, and the Reporting Person, dated as of March 12, 2019 (as incorporated herein by reference to Exhibit 2.2 to the Form 10-K for the fiscal year ended December 31, 2018).

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 19, 2021

	By:	/s/ Jeffrey S. Edison
Name: Jeffrey S. Edison